Profit and Loss

Tanzies

January 1-October 28, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	$866,774.35
Tips	4,970.00
Total for Sales	**$871,744.35**
Services	19,798.00
Total for Income	**$891,542.35**
Cost of Goods Sold	
Cost of goods sold	
Beverages	9,978.52
Food	168,248.16
Supplies & materials	117.10
Wine	3,252.80
Total for Cost of goods sold	**$181,596.58**
Total for Cost of Goods Sold	**$181,596.58**
Gross Profit	**$709,945.77**
Expenses	
Advertising & marketing	
Career Plug	396.00
Google	180.00
Seated	3,258.29
Tock	-93.80
Total for Advertising & marketing	**$3,740.49**
Auto	
Auto care	1,093.41
Auto Lease/Pmt	925.45
Car Wash	62.00
Parking & tolls	999.90
Vehicle gas & fuel	1,016.10
Total for Auto	**$4,096.86**
Building & property rent	
Garbage Space	1,850.12
Peter Landlord	50,963.74
Total for Building & property rent	**$52,813.86**
Business licences	$9.95
Alcohol Beverage Control	97.59
CA Secretary of State	30.00
City of Berkeley	2,097.52
Total for Business licences	**$2,235.06**

Profit and Loss

Tanzies
January 1-October 28, 2025

DISTRIBUTION ACCOUNT	TOTAL
Contract labor	$6,800.00
Cleaning	999.00
Handy Man	875.00
McNeil & Sons Restaurant Solutions	715.00
Total for Contract labor	**$9,389.00**
Decoration	3,646.10
Employee benefits	
Kneading Wellness	270.00
Malai Thai Massage	927.00
Mixlab Pharmacy	143.33
Total for Employee benefits	**$1,340.33**
Equipment rental	2,664.97
General business expenses	
Bank fees & service charges	464.00
Memberships & subscriptions	$2,416.31
Apple	1,863.14
Canva	134.91
Coursiv Limassol	179.95
Netflix	156.91
Roku	71.91
Spotify	152.91
Total for Memberships & subscriptions	**$4,976.04**
Uniforms	$695.81
Cintas	2,017.49
Express	190.79
Francesca	269.21
H&M	301.54
Uniqlo	559.74
Vans	181.81
Total for Uniforms	**$4,216.39**
Total for General business expenses	**$9,656.43**
Insurance	
Business insurance	2,778.37
Coterie Insurance	3,661.00
Total for Insurance	**$6,439.37**
Legal & accounting services	
Accounting fees	11,525.00
Total for Legal & accounting services	**$11,525.00**

Profit and Loss

Tanzies
January 1-October 28, 2025

DISTRIBUTION ACCOUNT	TOTAL
Linen Service	$5,614.67
Vestis Services	4,988.24
Wash Shop Laundry	176.80
Total for Linen Service	**$10,779.71**
Meals	
Travel meals	2,301.77
Total for Meals	**$2,301.77**
Office expenses	$550.87
AI - Help Use Motion	306.00
Amazon	2,825.52
Ashby Lumber	37.81
Best Buy	1,843.50
Dining room	$3,813.25
Candles & hand soap	2,609.02
Flowers	1,815.93
Total for Dining room	**$8,238.20**
Gift Box	6,740.00
Home Depot	2,280.78
Kitchen supplies	2,431.80
Misc	13,845.09
Office supplies	7,447.59
Pet expense	7,397.58
Plants	182.69
Plateware	2,123.80
Shipping & postage	221.64
Small tools and equipment	2,828.83
Software & apps	332.25
Total for Office expenses	**$59,633.95**
Parklet Building Plans	225.00
Payroll expenses	$33,923.31
Payroll taxes	259,533.58
Wages	$182,204.84
Contractor	600.00
Menu Design	550.00
Web Design	400.00
Total for Wages	**$183,754.84**
Total for Payroll expenses	**$477,211.73**
Pest Control	230.00
QuickBooks Payments Fees	899.37
Repairs & maintenance	28.52
Restaurant Experience	15,212.96

Profit and Loss

Tanzies
January 1-October 28, 2025

DISTRIBUTION ACCOUNT	TOTAL
Security	1,384.07
Supplies	
Chef's Store	572.35
Supplies & materials	770.64
Total for Supplies	**$1,342.99**
Taxes paid	
Sales Tax	57,091.20
Total for Taxes paid	**$57,091.20**
Travel	$254.55
Clipper	30.00
Hotels	142.57
MTA	35.31
Taxis or shared rides	2,982.97
Vehicle rental	0.00
Total for Travel	**$3,445.40**
Utilities	
Electricity	15,103.57
Internet & TV services	1,003.59
Phone service	4,625.55
Water & sewer	4,390.25
Total for Utilities	**$25,122.96**
Total for Expenses	**$762,457.10**
Net Operating Income	**-$52,511.33**
Other Income	
Other income	1,975.00
Total for Other Income	**$1,975.00**
Other Expenses	
Donation	355.00
Healthcare	743.99
Office Meals	1,490.21
Vehicle expenses	
Vehicle insurance	1,260.47
Vehicle leases	4,629.45
Vehicle registration	45.95
Vehicle repairs	78.20
Total for Vehicle expenses	**$6,014.07**
Total for Other Expenses	**$8,603.27**
Net Other Income	**-$6,628.27**
Net Income	**-$59,139.60**

Balance Sheet

Tanzies

As of October 28, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (7091) - 1	19,231.24
Petty Cash	500.00
Total for Bank Accounts	**$19,731.24**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	6,000.00
Payments to deposit	0.00
Total for Other Current Assets	**$6,000.00**
Total for Current Assets	**$25,731.24**
Fixed Assets	
Furniture	5,712.50
Tools, machinery, and equipment	48,790.24
Total for Fixed Assets	**$54,502.74**
Other Assets	
Acquisition costs	45,000.00
Amortization	-3,000.00
Total for Other Assets	**$42,000.00**
Total for Assets	**$122,233.98**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
CDTFA Payable	-12,000.00
Total for Accounts Payable	**-$12,000.00**
Credit Cards	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	60,188.09
Lines of credit	-100.00
Short-term business loans	14,741.82
Total for Other Current Liabilities	**$74,829.91**
Total for Current Liabilities	**$62,829.91**

Balance Sheet

Tanzies

As of October 28, 2025

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Long-term business loans	143,845.36
Total for Long-term Liabilities	**$143,845.36**
Total for Liabilities	**$206,675.27**
Equity	
Jezreel's	-2,072.20
Opening balance equity	0.00
Owner draws	-45,074.80
Owner investments	119,510.91
Retained Earnings	-97,682.59
Net Income	-59,122.61
Total for Equity	**-$84,441.29**
Total for Liabilities and Equity	**$122,233.98**

Statement of Cash Flows

Tanzies

January 1-October 28, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-59,139.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	0.00
Accounts Receivable (A/R)	0.00
California Department of Tax and Fee Administration Payable	1,612.33
CDTFA Payable	-12,000.00
Lines of credit	-100.00
Short-term business loans	14,741.82
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$4,254.15**
Net cash provided by operating activities	**-$54,885.45**
INVESTING ACTIVITIES	
Furniture	-2,040.77
Tools, machinery, and equipment	-21,266.82
Net cash provided by investing activities	**-$23,307.59**
FINANCING ACTIVITIES	
Jezreel's	-2,072.20
Long-term business loans	101,914.63
Owner draws	-45,074.80
Owner investments	27,480.67
Net cash provided by financing activities	**$82,248.30**
NET CASH INCREASE FOR PERIOD	**$4,055.26**
Cash at beginning of period	**$15,658.99**
CASH AT END OF PERIOD	**$19,714.25**